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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                        AMERICAN FREIGHTWAYS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                            $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   02629V108
                                 (CUSIP Number)

                               FEDEX CORPORATION
                       (Name of Person Filing Statement)

                              KENNETH R. MASTERSON
                               FedEx Corporation
                           942 South Shady Grove Road
                               Memphis, TN 38120
                           Telephone: (901) 818-7200
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                               November 12, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: |_|

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


                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No.  02629V108                                         Page 2 of 10  Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FedEx Corporation
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)  |_|

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
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                                      7    SOLE VOTING POWER

                                           5
       NUMBER OF SHARES              -------------------------------------------
  BENEFICIALLY OWNED BY EACH          8    SHARED VOTING POWER
    REPORTING PERSON WITH
                                           12,179,540
                                     -------------------------------------------
                                      9    SOLE DISPOSITIVE POWER

                                           5
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           12,179,540
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,179,545

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
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                                       2

   Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of American Freightways Corporation, an Arkansas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2200 Forward Drive, Harrison, Arkansas 72610.

   Item 2. Identity and Background.

     (a)-(c) and (f) The name of the person filing this statement is FedEx Corporation ("FedEx"), a Delaware corporation. The principal executive offices of FedEx are located at 942 South Shady Grove Road, Memphis, Tennessee 38120. The name, business address, present principal occupation or employment and citizenship of each of its directors and executive officers are set forth in Schedule A.

     (d)-(e) During the last five years, neither FedEx nor, to the best knowledge of FedEx, any of the persons set forth on Schedule A, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither FedEx nor, to the best knowledge of FedEx, any of the persons set forth on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     The total purchase price for the five Shares purchased by FedEx was $140.65. These funds came from working capital.

   Item 4. Purpose of Transaction.

     On November 12, 2000, FedEx, FDX, Inc., a wholly-owned subsidiary of FedEx, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement contemplates an acquisition of the Issuer by FedEx by means of (i) a tender offer (the "Offer") for up to 50.1% of the Shares of the Issuer at a price of $28.13 per Share followed by (ii) a merger of the Issuer with and into FDX, Inc. (the "Merger"), whereupon the separate existence of the Issuer will cease and FDX, Inc. will be the surviving corporation. In connection with the Offer, FedEx filed a Tender Offer Statement on Schedule TO (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on November 20, 2000. The Merger Agreement is attached as Exhibit
(d)(1) to the Schedule TO and is incorporated herein by reference.

     On November 12, 2000, in connection with the execution of the Merger Agreement, FedEx entered into an Irrevocable Proxy and Voting Agreement ( the "Voting Agreement") with F.S. Garrison, Chairman of the Issuer, Tom Garrison, a Director and President and Chief Executive Officer of the Issuer, Will Garrison, a Director and Corporate Vice President, Chief Operating Officer, and Secretary/Treasurer of the Issuer and other members of their families and/or various family corporations, trusts and charitable foundations (the "Garrison Family") (each, a "Stockholder"). The identity and address of such Stockholders and the class and number of shares of capital stock of the Issuer owned by each such Stockholder are as set forth immediately following the signature pages to the Voting Agreement.

     The following is a summary of the material provisions of the Voting Agreement. This summary is qualified in its entirety by reference to the complete text of the Voting Agreement which is attached as Exhibit (d)(2) to the Schedule TO and incorporated herein by reference.

     The Garrison Family has agreed to vote all Shares that each member is entitled to vote, at the time of any vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the shareholders of the Issuer, and at any adjournment thereof, at which such

Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the shareholders of the Issuer, in favor of the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

     The Garrison Family also has agreed that it will not vote any Shares that it is entitled to vote in favor of the approval of any (i) Acquisition Proposal (as defined in the Merger Agreement), (ii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. The Garrison Family has granted FedEx an irrevocable proxy coupled with an interest to vote any of the Shares it is entitled to vote or otherwise use such voting power in the manner contemplated by the foregoing.

     The Voting Agreement prohibits the Garrison Family from granting any proxies or entering into any voting trust or other agreement or arrangement with respect to the voting of any Shares beneficially owned by them and from acquiring, selling, assigning, transferring, encumbering or otherwise disposing of any Shares during the term of the Agreement, subject to the exceptions described in this paragraph. The Garrison Family has the right to tender, at its option, up to 1.0 million Shares into the Offer. In addition, to satisfy the Minimum Condition (as defined in the Merger Agreement), FedEx has the right to require members of the Garrison Family to tender up to an additional 1.0 million Shares into the Offer, and members of the Garrison Family, at their option, may tender additional Shares into the Offer, so long as the total number of Shares tendered by the Garrison Family into the Offer (including any Shares that FedEx has required members of the Garrison Family to tender into the Offer) is not more than 3.2 million.

     The Voting Agreement terminates four months after the termination of the Merger Agreement, except that when the Merger Agreement is terminated, the number of Shares subject to the Voting Agreement is reduced by 1.0 million (net of any Shares tendered by the Garrison Family into the Offer) and if the Merger Agreement is terminated because the Board of Directors of the Issuer has failed to make, withdrawn or modified in a manner adverse to FedEx its approval or recommendation of the Merger Agreement, the Offer or the Merger, the obligation of the Garrison Family to tender up to 1.0 million Shares into the Offer at the request of FedEx automatically terminates.

     Except as described herein or in the Schedule TO and except as contemplated by the Merger Agreement, FedEx currently has no plans or proposals relating to or that would result in the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) FedEx is the record owner of five Shares. In addition, FedEx has shared power to vote, in respect of certain matters, and shared dispositive power, in certain circumstances, with respect to 12,179,540 Shares.

     (b) FedEx has sole power to vote and dispose of five Shares. FedEx has shared power to vote, in respect of certain matters, and shared dispositive power, in certain circumstances, with respect to 12,179,540 Shares or 37% of the Shares outstanding as of November 10, 2000.

     (c) The five Shares owned of record by FedEx were acquired at a purchase price per Share of $28.13 in a privately negotiated transaction on November 12, 2000. Except for this purchase and the 12,179,540 Shares subject to the Voting Agreement described in Item 4 above, during the past sixty days, neither FedEx nor, to the best knowledge of FedEx, any of the persons set forth on Schedule A, has effected any transactions in the Shares.

     (d) Inapplicable.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the arrangements described in Item 4 above, to the best knowledge of FedEx, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7. Material to be Filed as Exhibits.

   Exhibit 1: Agreement and Plan of Merger dated as of November 12, 2000 between FedEx, FDX, Inc. and the Issuer (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by FedEx Corporation on November 20, 2000).

   Exhibit 2: Voting Agreement dated as of November 12, 2000, between FedEx and the Garrison Family (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by FedEx Corporation on November 20,
               2000).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         FEDEX CORPORATION

Dated: November 22, 2000.
                                         By: /s/ Kenneth R. Masterson
                                            ----------------------------------
                                            Name:  Kenneth R. Masterson
                                            Title: Executive Vice President,
                                                   General Counsel and Secretary

                                                                      SCHEDULE A

             DIRECTORS AND EXECUTIVE OFFICERS OF FEDEX CORPORATION

     The name, current principal occupation or employment and material occupations, positions, offices, or employment for the past five years, of each director and executive officer of FedEx are set forth below. Unless otherwise indicated below, the business address of each director and officer is c/o FedEx Corporation, 942 South Shady Grove Road, Memphis, TN 38120. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with FedEx. References herein to "FedEx" mean FedEx Corporation and references to "FedEx Express" mean its subsidiary, Federal Express Corporation. All directors and officers listed below are citizens of the United States, except for Paul S. Walsh, who is a British citizen.

1.  Directors of FedEx

                                                       Current Principal Occupation or Employment
                  Name                                      and Five-Year Employment History
                  ----                             -------------------------------------------------

James L. Barksdale.............................Managing.Partner, The Barksdale Group, a venture capital firm, from April 1999 to present; President and Chief Executive Officer of Netscape Communications Corporation, a provider of software, services and Web site resources to Internet users, from January
                                               1995 to March 1999; President, Chief Executive Officer and Chief
                                               Operating Officer of AT&T Wireless Services (formerly McCaw
                                               Cellular Communications, Inc. (collectively, "McCaw")), a cellular telecommunications company, from September 1994 to January
                                               1995; President and Chief Operating Officer of McCaw from
                                               January 1992 to September 1994; Executive Vice President and
                                               Chief Operating Officer of FedEx Express from April 1983 to
                                               January 1992; Director of FedEx Express from April 1983 to
                                               October 1991; Senior Vice President-Data Systems of FedEx
                                               Express from February 1979 to April 1983. Director, America
                                               Online, Inc., HomeGrocer.com, Inc., Liberate Technologies, The
                                               Robert Mondavi Corporation, Sun Microsystems, Inc. and 3Com
                                               Corporation.

Robert L. Cox..................................Partner, Waring.Cox, a law firm, for more than the past five years;
                                               Secretary of FedEx Express from June 1971 to September 1993.

Ralph D. DeNunzio..............................President of Harbor Point Associates, Inc., a private investment and consulting firm, since October 1987.  Director, Harris Corporation and NIKE, Inc.

Judith L. Estrin...............................President and Chief Executive Officer of Packet Design, Inc., an
                                               Internet technology company, since May 2000; Senior Vice
                                               President and Chief Technology Officer of Cisco Systems, Inc., a
                                               networking systems company, from April 1998 to April 2000;
                                               President and Chief Executive Officer of Precept Software, Inc., a
                                               computer software company, from March 1995 to April 1998;
                                               Consultant from September 1994 to March 1995. Director, Sun
                                               Microsystems, Inc. and The Walt Disney Company.


                                                    A-1




                                                      Current Principal Occupation or Employment
                  Name                                      and Five-Year Employment History
                  ----                             -------------------------------------------------
Philip Greer...................................Senior Managing Director of Weiss, Peck & Greer, L.L.C., an
                                               investment management firm, since 1995; General Partner of Weiss,
                                               Peck & Greer from 1970 to 1995. Director, Network Computing
                                               Devices, Inc. and The Robert Mondavi Corporation.

J. R. Hyde, III................................Chairman of Pittco Management, LLC, an investment management company, since January 1998; President of Pittco, Inc., an investment company, since April 1989; Chairman of AutoZone,
                                               Inc., an auto parts retail chain, from May 1986 to March 1997;
                                               Chief Executive Officer of AutoZone, Inc. from May 1986 to
                                               December 1996. Director, AutoZone, Inc.

Shirley A. Jackson.............................President of Rensselaer Polytechnic Institute, a technological university, since July 1999; Chairman and Commissioner of the
                                               United States Nuclear Regulatory Commission from July 1995 to
                                               June 1999; Commissioner of the United States Nuclear Regulatory
                                               Commission from May 1995 to July 1995; Professor of Physics at
                                               Rutgers University from July 1991 to May 1995. Director, Newport
                                               News Shipbuilding Inc., Sealed Air Corporation, USX Corporation
                                               and UtiliCorp United Inc.

George J. Mitchell.............................Special Counsel to Verner, Liipfert, Bernhard, McPherson and
                                               Hand, a law firm, since January 1995; Member of the United States
                                               Senate from May 1980 to January 1995. Director, Casella Waste
                                               Systems, Inc., Staples, Inc., Starwood Hotels & Resorts Worldwide,
                                               Inc., Unilever PLC, UnumProvident Corporation, The Walt Disney
                                               Company and Xerox Corporation.

Joshua I. Smith................................Vice Chairman and President of iGate, Inc., a broadband networking company, since June 2000; Chairman, President and
                                               Chief Executive Officer of The MAXIMA Corporation, an
                                               information and data processing firm, from 1978 to June 2000. The
                                               MAXIMA Corporation filed for reorganization in federal
                                               bankruptcy court in June 1998. Director, The Allstate Corporation,
                                               CardioComm Solutions Inc. and Caterpillar Inc.

Frederick W. Smith.............................Chairman, President and Chief Executive Officer of FedEx  since
                                               January 1998; Chairman of FedEx Express since 1975; Chairman,
                                               President and Chief Executive Officer of FedEx Express from 1983 to January 1998; Chief Executive Officer of FedEx Express from
                                               1977 to January 1998; President of FedEx Express from 1971 to
                                               1975. Director, Value America, Inc.

Paul S. Walsh..................................Group Chief Operating Officer of Diageo plc, a consumer food and beverage company, since January 2000; Chairman, President and
                                               Chief Executive Officer of The Pillsbury Company, a wholly-owned subsidiary of Diageo plc, from April 1996 to January 2000; Chief
                                               Executive Officer of The Pillsbury Company from January 1992 to
                                               April 1996. Director, Ceridian Corporation and Diageo plc.


                                                    A-2

                                                      Current Principal Occupation or Employment
                  Name                                      and Five-Year Employment History
                  ----                             -------------------------------------------------
Peter S. Willmott..............................Chairman and Chief Executive Officer of Willmott Services, Inc., a
                                               retail and consulting firm, since June 1989; Chief Executive Officer and President of Zenith Electronics Corporation, an electronics manufacturing company, from July 1996 to January 1998 (Zenith
                                               Electronics Corporation filed for reorganization in federal bankruptcy court in August 1999); President and Chief Operating
                                               Officer of FedEx Express from September 1980 to May 1983;
                                               Executive Vice President of FedEx Express from 1977 to 1980;
                                               Senior Vice President-Finance and Administration of FedEx
                                               Express from 1974 to 1977. Director, Security Capital Group
                                               Incorporated.


2. Executive Officers of FedEx


                                                      Current Principal Occupation or Employment
                  Name                                      and Five-Year Employment History
                  ----                             -------------------------------------------------
Robert B. Carter...............................Executive Vice President and Chief Information Officer of FedEx
                                               since June 2000; Corporate Vice President and Chief Technology
                                               Officer of FedEx from February 1998 to June 2000; Vice President
                                               - Corporate Systems Development of FedEx Express from
                                               September 1993 to February 1998; Managing Director - Systems
                                               Development of FedEx Express from April 1993 to September
                                               1993.

T. Michael Glenn...............................Executive Vice President - Market Development and Corporate
                                               Communications of FedEx since January 1998; Senior Vice
                                               President - Marketing, Customer Service and Corporate
                                               Communications of FedEx Express from June 1994 to January
                                               1998; Senior Vice President - Marketing and Corporate
                                               Communications of FedEx Express from December 1993 to June
                                               1994; Senior Vice President -Worldwide Marketing Catalog
                                               Services and Corporate Communications of FedEx Express from
                                               June 1993 to December 1993; Senior Vice President - Catalog and
                                               Remail Services of FedEx Express from September 1992 to June
                                               1993; Vice President - Marketing of FedEx Express from August
                                               1985 to September 1992; and various management positions in sales and marketing and senior sales specialist of FedEx Express from
                                               1981 to 1985.


                                                    A-3




                                                      Current Principal Occupation or Employment
                  Name                                      and Five-Year Employment History
                  ----                             -------------------------------------------------
Alan B. Graf, Jr...............................Executive Vice President and Chief Financial Officer of FedEx
                                               since January 1998; Executive Vice President and Chief Financial
                                               Officer of FedEx Express from February 1996 to January 1998;
                                               Senior Vice President and Chief Financial Officer of FedEx Express
                                               from December 1991 to February 1996; Vice President and
                                               Treasurer of FedEx Express from August 1987 to December 1991;
                                               and various management positions in finance and a senior financial analyst of FedEx Express from 1980 to 1987.

James S. Hudson................................Corporate Vice President - Strategic Financial Planning and Control
                                               and Principal Accounting Officer of FedEx since January 1998;
                                               Vice President - Corporate and Strategic Financial Planning of
                                               FedEx Express from January 1997 to January 1998; Vice President,
                                               Controller and Chief Accounting Officer of FedEx Express from
                                               December 1994 to January 1997; Vice President-Finance - Europe,
                                               Africa and Mediterranean of FedEx Express from July 1992 to
                                               December 1994; and various management positions in finance at
                                               FedEx Express from 1974 to 1992.

Kenneth R. Masterson...........................Executive Vice President, General Counsel and Secretary of FedEx
                                               since January 1998; Executive Vice President, General Counsel and
                                               Secretary of FedEx Express from February 1996 to January 1998;
                                               Senior Vice President, General Counsel and Secretary of FedEx
                                               Express from September 1993 to February 1996; Senior Vice
                                               President and General Counsel of FedEx Express from February
                                               1981 to September 1993; and Vice President - Legal of FedEx
                                               Express from January 1980 to February 1981.

Frederick W. Smith.............................Chairman, President and Chief Executive Officer of FedEx since
                                               January 1998; Chairman of FedEx Express since 1975; Chairman,
                                               President and Chief  Executive Officer of FedEx Express from April
                                               1993 to January 1998;  Chief Executive Officer of FedEx Express
                                               from 1977 to January 1998; and President of FedEx Express from
                                               June 1971 to February 1975.


                                                     A-4